Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Joel D Corriero

Partner

jcorriero@stradley.com

215.564.8528

August 30, 2022

Via EDGAR Transmission

Ashley Vroman-Lee

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington DC 20549

Re:	Emerge ETF Trust (the “Trust”)
File Nos. 333-264662 and 811-23797

Dear Ms. Vroman-Lee:

On behalf of the Trust, the following are responses to the Staff’s comments provided with regard to Pre-Effective Amendment No. 1 of the Trust’s registration statement on Form N-1A/A (the “Amendment”), which was filed under Section 8 of the Investment Company Act of 1940 and Section 6 of the Securities Act of 1933 on July 29, 2022 (SEC Accession No. 0001680359-22-000115) to register shares of the following series of the Trust: Emerge EMPWR Sustainable Dividend Equity ETF, Emerge EMPWR Sustainable Select Growth Equity ETF, Emerge EMPWR Sustainable Global Core Equity ETF, Emerge EMPWR Sustainable Emerging Markets Equity ETF and Emerge EMPWR Unified Sustainable Equity ETF (each, a “Fund,” and collectively, the “Funds”). I have reproduced your comments below, followed by our responses. All capitalized terms not otherwise defined in this letter have the meanings given to them in the Amendment.

1.	With respect to Funds with “Global” in their name, if not already included, please state: “under normal conditions, the fund will invest at least 40% of its assets (unless market conditions are not deemed favorable, in which case the fund would invest at least 30% of its assets) in non-US companies.”

Response: The Trust confirms that the only Fund with “Global” in its name (the Emerge EMPWR Sustainable Global Core Equity ETF) already discloses the below policy (the “Global Policy”) in the “Fund Summaries – Principal Investment Strategies” section of the Fund’s Prospectus. The Trust will also add disclosure to the Global Policy (noted in underlined text below) to clarify the economic exposure test, which aligns with the guidance provided in footnote 26 of the release adopting rule 35d-1 under the 1940 Act (the “Names Rule Release”) (see Investment Company Names, Release No. IC-24828 (Jan. 17, 2001), available at https://www.sec.gov/rules/final/ic-24828.htm#intro).1

[1]	Footnote 26 of the Names Rule Release provides the following:

For example, an investment company may invest in a foreign stock index futures contract traded on a U.S. commodities exchange, which may not meet any of the three proposed criteria but could expose the investment company to the economic fortunes and risks of the geographic region covered by the index. We note, however, that if an investment company uses a criterion that requires qualifying investments to be in issuers that derive a specified proportion of their revenues or profits from goods produced or sold, investments made, or services performed in the applicable country or region, or that have a specified proportion of their assets in that country or region, the Division, consistent with its current position, would expect the proportion used to be at least 50%, in order for the investments to be deemed to be tied economically to the country or region.

Philadelphia, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL

A Pennsylvania Limited Liability Partnership

Under normal circumstances, the Fund will provide exposure to investments that are economically tied to at least three different countries, including the United States, and at least 40%, unless market conditions are not deemed favorable, in which case at least 30%, of the Fund’s net assets will provide exposure to investments that are economically tied to countries or regions other than the United States. The Fund considers an investment to be economically tied to a specific country or region if its issuer derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the applicable country or region, or that has at least 50% of its assets in that country or region.

2.	For Funds investing in thematic growth companies, please confirm secular and tactical themes refer to changes in commodities pricing, interest rates, exchange rates, or regulation. If so, we suggest revising the disclosure as follows:

In identifying companies that offer attractive thematic growth opportunities, the Sub-Advisor seeks to identify favorable secular and tactical themes resulting from country and sector catalysts. These secular and tactical themes could include~~, such as~~ changes in commodities pricing, interest rates, exchange rates, or regulation.

Response: The Trust confirms that the foregoing disclosure will be revised as requested.

* * *

Please direct any questions or additional comments to me at the above-referenced telephone number or, in my absence, to Lawrence P. Stadulis at (202) 419-8407.

Very truly yours,

/s/ Joel D. Corriero
Joel D. Corriero

cc:	Lisa Lake Langley
Lawrence P. Stadulis